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Brown, Winick, Graves, Gross,
Baskerville and Schoenebaum, P.L.C.

ATTORNEYS AT LAW
666 GRAND AVENUE, SUITE 2000 DES MOINES, IOWA 50309-2510 TELEPHONE: (515) 242-2400 FACSIMILE: (515) 283-0231 URL: www.ialawyers.com Offices in: West Des Moines, Iowa Pella, Iowa	Richard W. Baskerville
Bruce Graves
Steven C. Schoenebaum
Harold N. Schneebeck
Paul D. Hietbrink
William C. Brown
Richard K. Updegraff
Paul E. Carey
Douglas E. Gross
John D. Hunter
James H. Gilliam
Robert D. Andeweg
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Elizabeth A. Coonan
Britney L. Schnathorst
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Rebecca A. Reisinger	Patents and Trademarks G. Brian Pingel Camille L. Urban Adam W. Jones
Walter R. Brown (1921-2000)
WRITER'S DIRECT DIAL NO. (515) 242-2477 WRITER'S DIRECT FAX NO. (515) 323-8577 WRITER'S E-MAIL ADDRESS hughes@ialawyers.com

November 10, 2005

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Advanced BioEnergy, LLC Amendment No. 4 to Registration Statement on Form SB-2 Filed November 7, 2005 Registration No. 333-125335

Dear Mr. Mancuso:

        Advanced BioEnergy, LLC (the "Company") would like to expand its answers to Comment No's 1 and 3 provided in your letter dated November 7, 2005, which provided comments on our Pre-Effective Amendment No. 4 to Registration Statement on Form SB-2 as filed on November 7, 2005.

        As further response to Comment No. 1, the cash balance of the Company as provided on the Financial Statements (Unaudited) as of June 30, 2005 was $1,184,564. The Company reports that the balance of its checking account at Timberwood Bank on September 30, 2005, was $852,581 (Unaudited). The Company's average monthly expenditures on organizational and developmental expenses during the last quarter of the fiscal year were approximately $110,000. Our client does not anticipate this rate of expenditure to change in the near future.

        As further to response to Comment No. 3, the Company entered into an agreement for engineering services with Fagen Engineering, LLC dated September 8, 2005, previously filed as Exhibit 10.14. It was determined that this agreement failed to accurately reflect the agreement between the parties as the intention was to obligate Fagen Engineering, LLC to provide engineering services for a fixed price. Instead, the agreement contained provisions consistent with an arrangement whereby the Company would be charged on an hourly basis in accordance with a fee schedule. As such, the prior agreement was terminated by mutual agreement of the parties and a new agreement dated November 4, 2005, was executed. The new agreement has now been filed as Exhibit 10.14 and supersedes the previous agreement in its entirety.

        If you have any questions or comments, please do not hesitate to contact me at (515) 242-2477.

Sincerely,
/s/ MIRANDA L. HUGHES
Miranda L. Hughes

MLH:hs

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